News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT) 17 February 2011

Reed Elsevier announces retirement of Lord Sharman and appointment of Adrian Hennah as a non-executive director

Reed Elsevier announced today the appointment of Mr Adrian Hennah as a member of the Supervisory Board of Reed Elsevier NV and as a non-executive director of Reed Elsevier PLC, subject to shareholder approval at the respective Annual General Meetings to be held on 19 and 20 April 2011. He will also be appointed a non-executive director of Reed Elsevier Group plc. He will succeed Lord Sharman of Redlynch who will retire from the Boards at that time after more than nine years service.

Mr Hennah is currently the Chief Financial Officer of Smith & Nephew plc, one of the world’s leading medical devices companies, having held that position since joining the company in 2006. He was previously Chief Financial Officer of Invensys plc, the global technology group, and held various senior positions within GlaxoSmithKline.

Anthony Habgood, Chairman of Reed Elsevier, said :

“I would like to thank Colin Sharman for his valuable service to Reed Elsevier as a non-executive director and Supervisory board member. Serving on the Nominations Committee and until recently, also chairman of the Audit Committees, Colin has been a core member of the Boards and has greatly influenced the development of the company over the last decade.

“I would also like to welcome Adrian, who, with over 25 years experience in finance and operations in the medical devices, technology and pharmaceuticals industries, will bring highly relevant experience to our board discussions. Subject to shareholder approval of his appointment, Adrian will become a member of our Audit Committees and of our Corporate Governance Committee.”

- ENDS -

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Notes to editors

About Reed Elsevier Group plc
Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors.  We provide high value and flexible information solutions to professional users.  The group employs more than 30,000 people, including more than 16,000 in North America. Reed Elsevier reported revenues for 2010 of £6,055m/€7,084m.  Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.